                                    FORM 15

Certificate and Notice of Termination of Registration under Section 12(g) of the
  Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
         Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 333-34471-02

                       Hollywood Park Operating Company
            (Exact name of registrant as specified in its charter)

         330 N. Brand Boulevard, Suite 1110, Glendale, CA 91203-2308 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

            9 1/2% Senior Subordinated Notes due 2007 co-issued by
                      Registrant and Hollywood Park, Inc.
           (Title of each class of securities covered by this form)

                                     None
    (Title of other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


Rule 12g-4(a)(1)(i).    [     ]   Rule 12h-3(b)(1)(ii)    [     ]
Rule 12g-4(a)(1)(ii)    [     ]   Rule 12h-3(b)(2)(i)     [     ]
Rule 12g-4(a)(2)(i).    [     ]   Rule 12h-3(b)(2)(ii)    [     ]
Rule 12g-4(a)(2)(ii)    [     ]   Rule 15d-6              [     ]
Rule 12h-3(b)(1)(i).    [  X  ]

Approximate number of holders of record as of the certification or notice date:
25

     Pursuant to the requirements of the Securities Exchange Act of 1934, Hollywood Park, Inc., into which the Registrant has merged, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  September 24, 1999                    Hollywood Park, Inc.


                                             By:  /s/ Bruce C. Hinckley
                                                  -----------------------------
                                                  Bruce C. Hinckley
                                                  Vice President, Treasurer and
                                                  Chief Financial Officer